Securities Exchange Commission
November 19, 2010

November 19, 2010

Mr. Jeffrey Riedler
Karen Ubell, Esq.
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re:           American Safety Insurance Holdings, Ltd.
Form 10-K for the fiscal year ended December 31, 2009,
filed March 16, 2010
Form 10-K/A filed April 29, 2010
Form 10-Q for the quarter ended June 30, 2010, filed
August 9, 2010.
File No. 001-14795

Ladies and Gentlemen:

On behalf of American Safety Insurance Holdings, Ltd. (the “Company”), I am providing responses to the Staff’s comment letter dated November 17,, 2010.  The comment relates to the Company’s Form 10-K/A for the year ended December 31, 2009.  To facilitate your review, the Staff’s comment has been reproduced, with the Company’s responses following.

Form 10-K/A filed April 29, 2020

We note your response to prior comment 2.  Please expand your proposed disclosure to provide the return on equity target that was established as part of the corporate component of the bonus plan.  In addition, please quantify the expense ratio and increase in underwriting profitability that the Board targeted for Mr. Crim and Mr. Scollo and give the actual expense ratio and increase in underwriting profitability that were achieved.  Further please confirm that such expanded disclosure will be included in all future filings for which disclosure pursuant to Item 402 of Regulation S-K is required.

Response:

We would propose that our disclosure pursuant to Item 402 of Regulation S-K in future filings in which such disclosure is required to read substantially as follows, appropriately updated:

The Company’s bonus plan as it relates to each named executive officer (NEO) has both corporate and personal performance goals established on an annual basis.  Pursuant to the plan, bonuses for NEO’s are based 80% on the achievement of the corporate goals and 20% on the achievement of the particular NEO’s personal goals. The Board of Directors sets the corporate goals based on the budget.   Mr. Crim, the CEO, works directly with the Compensation Committee and the other NEOs to formulate and approve their respective personal goals at the beginning of the year and the Compensation Committee formulates and approves Mr. Crim’s personal goals.  At the end of the year, Mr. Crim assesses the achievement of these goals with respect to the other NEOs and the Compensation Committee assesses the achievement of these goals with respect to Mr. Crim.

The goals are intended to reflect the attainment of targets that are primarily designed to further the objectives of the Company’s strategic plan, which is updated each year.  For 2009 (the year covered by the 2010 proxy statement), the Board based 100% of the corporate component of the bonus plan on the achievement of a return on equity target of 9% and net income of $22.4 million (the “2009 Annual Objective”).

Mr. Crim and Mr. Scollo, as CEO and COO, respectively, also had two personal goals based on corporate performance.  These goals were to reduce the Company’s expense ratio as compared to 2008 by 2 percentage points and to increase underwriting profitability, measured by a reduction in the loss ratio of 1.5 percentage points.  Mr. Cloutier, who has specific business unit oversight with respect to the Company’s Bermuda operations, focused primarily on achieving the 2009 Annual Objective by pursuing achievement of the targeted earnings of $900,000 for the assumed reinsurance division of business and reducing expenses with respect to his business unit.  Mr. Haushill, as CFO, primarily focused on achieving the 2009 Annual Objective through developing and implementing a talent management process for the financial organization and developing a strategy for capital deployment and acquisition.  Mr. Hutto, as the Company’s General Counsel, focused primarily on ensuring that the legal department provided outstanding legal services to the Company, monitoring regulatory compliance, and assessing the impact of potential tax legislation.

For the year ended December 31, 2009, the Company achieved a return on equity of 10.8% and had net earnings of $24.3 million, exceeding the 2009 Annual Objective.  As a result, 80% of the targeted bonus was achieved for all NEO’s.  For the year ended December 31, 2009, the Company’s expense ratio was 41.5%, compared to 42.9% for the year ended December 31, 2008, an improvement of 1.4 percentage points, and the Company’s loss ratio was 57.9% compared to 63.1% for the prior year, an improvement of 5.2 percentage points.  The Compensation Committee reviewed and assessed Mr. Crim’s achievement of his personal goals and Mr. Crim’s evaluation of Mr. Scollo’s achievement of his personal goals and determined that the goals had been achieved so that the 20% of targeted bonus based on achievement of their personal goals was also met.  While the targeted reduction in expense ratio was not achieved fully (reduction of 1.4 percentage points versus a target of 1.5), the Committee took into account that if a receivable write-off of $1.5 million, which the Committee considered to be an anomaly, were eliminated, the target would have been exceeded.  Mr. Crim reviewed and assessed the achievement by the other NEOs of their respective personal goals.  Payment of bonuses at the level recommended by Mr. Crim based upon achievement of the 2009 Annual Objective (80% of target) and Mr. Crim’s assessment of achievement of the NEO’s personal goals (20% of target) was approved by the Compensation Committee. As discussed below under 2009 Long-Term Incentive Plan, the target incentive compensation for 2009 was equal to a cash bonus equal to 40% of salary and an equity component equal to specified percentages of salary depending upon the specific NEO.

We confirm that this expanded disclosure will be included in all future filings for which disclosure pursuant to Item 402 of Regulation S-K is required.

Should the Staff have questions about the Company’s response or have additional comments, please contact me.

Sincerely,

Randolph L. Hutto
General Counsel

cc:  Brinkley Dickerson, Esq.
       Mark W. Haushill